

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3010

April 14, 2010

<u>Via U.S. Mail</u>

Mr. Norman LeBoeuf
President, Secretary, Treasurer, and Director
CFO Consultants, Inc.
829 Francis Drive
Palm Springs, CA 92262

> **Re: CFO Consultants, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 19, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed January 27, 2010**
> **Item 4.01 Form 8-K/A2**
> **Filed February 25, 2010**
> **File No. 333-149294**

Dear Mr. LeBoeuf:

We have completed our review of the above referenced filings. Aside from our previous requests for management's representations in connection with responding to our comments, which as of the date of this letter remain outstanding and unresolved, we have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant